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             April 4, 2024

       Crissy Carlisle
       Chief Financial Officer
       Enhabit, Inc.
       6688 N. Central Expressway Suite 1300
       Dallas, TX 75206

                                                        Re: Enhabit, Inc.
                                                            Form 10-K filed
March 15, 2024
                                                            File No. 001-41406

       Dear Crissy Carlisle:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




             Sincerely,


             Division of Corporation Finance

             Office of Industrial Applications and

             Services